Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 6, 2021

Irene Barberena-Meissner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Blue Safari Group Acquisition Corp

Draft Registration Statement on Form S-1

Submitted March 29, 2021

CIK No. 0001853084

Dear Ms. Barberena-Meissner:

On behalf of our client, Blue Safari Group Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 23, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Irene Barberena-Meissner May 6, 2021 Page 2

DRS Form S-1 filed March 29, 2021

Cover Page

1.	Please revise your prospectus cover page to clarify that your ability to extend the time period for you to complete your initial business combination is subject to your sponsor depositing additional funds into the trust account. In addition, please clarify that investors will not have the ability to vote on or redeem their shares in connection with any such extension.

Response: The disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

The Offering, page 12

2.	Please revise to discuss the representative shares that you have agreed to issue to Maxim Partners LLC and/or its designees upon the consummation of this offering, including any restrictions on transfer and waiver of rights and liquidating distributions agreed to by Maxim.

Response: The disclosure on page 17 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States, page 49

3.	We note you disclose here that it is possible that after your initial business combination, a majority of your directors and officers will reside outside of the United States. However, the description of your officers' and directors' experience on pages 114-115 indicates that a majority of your officers and directors currently reside outside of the United States. If this is the case, please revise this risk factor accordingly.

Response: The Company acknowledges the Staff’s comment and has provided the disclosure on page 49 of the Amended Registration Statement.

Signatures, page 167

4.	Please revise your signature page to include the signature of your authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Response: The Company acknowledges the Staff’s comment and has included the signature of the company’s authorized representative in the United States on page 167 of the Amended Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso

Partner